Fortuna Reports Silver Production Increase of 31% for 2011 and Issues Production Guidance for 2012

Vancouver, January 26, 2012-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI) is pleased to announce 2011 production figures from the San Jose Mine located in Mexico and the Caylloma Mine located in Peru.   The mining operations of the Company performed strongly in 2011 delivering our fifth consecutive year of silver production growth and sustained low cash cost per silver ounce. For 2012, Fortuna is scheduled to produce 3.7 million ounces of silver and 17,400 ounces of gold production or 4.6 million Ag Eq ounces plus base metal credits.

Mr. Jorge Ganoza, President and CEO, commented: “2011 was marked by two milestones for the Company, our NYSE listing on September 19th and the start of commercial operations on September 1st at our San Jose Mine in Mexico.  The San Jose Mine initiated operations at a rate of 1,000 tonnes per day and for 2012 we have an approved plan and budget to expand capacity to 1,500 tpd.  This expansion will continue fueling our low cost annual silver production growth into 2012 and 2013.”

2011 Consolidated Production Highlights

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Silver production of 2.50 million ounces; 31% increase over 2010

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Gold production of 7,000 ounces; 174% increase over 2010

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Lead production of 19.7 million pounds; 8% decrease over 2010

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Zinc production of 23.4 million pounds; 10% decrease over 2010

Consolidated Operating Highlights:

	2011			Q4 2011
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	448,866	125,301		116,364	87,884
Average tpd milled	1,272	949		1,307	987
Cash cost per Ag oz*	(0.59)	4.51	0.37	6.67	2.85	5.11
Silver**
Grade (g/t)	171	144		177	159
Recovery (%)	81.43	84.60		80.78	84.00
Production (oz)	2,008,488	490,555	2,499,043	536,426	377,377	913,803

	2011			Q4 2011
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.36	1.36		0.35	1.48
Recovery (%)	45.71	84.40		44.87	84.90
Production (oz)	2,393	4,622	7,015	591	3,562	4,153
Lead
Grade (%)	2.15	-		1.85	-	1.85
Recovery (%)	92.68	-		92.40	-	92.40
Production (lbs)	19,677,366	-	19,677,366	4,396,319	-	4,396,319
Zinc
Grade (%)	2.68	-		2.47	-	2.47
Recovery (%)	88.46	-		89.73	-	89.73
Production (lbs)	23,424,479	-	23,424,479	5,687,747	-	5,687,747

                   (*)   US$, Net of by-product credits

                   (**) Caylloma Mine Ag recovery in Pb concentrate

San Jose Mine, Mexico

Production at the San Jose silver and gold mine was delivered on September 1st 2011 on-time and on-budget after fifteen months of construction and commissioning.  The mine and mill are operating within design parameters at a rate of 1,000 tpd with a planned expansion to 1,500 tpd budgeted for 2012.  Cash cost per Ag oz, net of by-product credits, for 2011 was US$4.51.  For 2012 the mine is scheduled to produce 1.7 million ounces of silver and 15,000 ounces of gold.  Capital projects for mine and plant expansion and a new concentrate leaching facility to produce dore bars stands at US$30.7 million.

Exploration at San Jose in 2012 will continue to focus on the evaluation and advancement of multiple mineral occurrences outlined through mapping and stream and soil sampling on the 58,000 hectare land package the Company controls in the area surrounding the San Jose Mine.  A 15,000 meter drill program has been budgeted for the year to drill test new targets and follow-up on the results of the 2011 program.

Caylloma Mine, Peru

The Caylloma Mine had another year of consistent performance in 2011.  For 2012, the mine is scheduled to produce 2 million ounces of silver with additional by-product gold, lead and zinc.  Capital projects budgeted for the year total US$25 million and include a new tailings facility with total holding capacity for seventeen years, camp improvements, upgrading of the power grid and plant equipment and infrastructure optimizations.

For 2011 the cash cost per Ag oz net of by-product credits was negative US$0.59.  This represents an increase with respect to 2010 of US$ 6.37/oz, driven by cash cost increases and lower base metal credits in the second half of 2011, with special emphasis in the fourth quarter.  Cash cost per oz throughout 2011 went from negative US$ 5.82 in Q1 to US$ 6.67 in Q4.  This increment is explained by a decrease in by-product credits of US$ 9.40/oz and a 29% unit cash cost per tonne increase.  The decrease in by-product credits is primarily due to lower base metal prices (Pb 24%, Zn 21%) and lower lead production (13%).  The unit cost increments reflect to a large extent inflationary pressures in qualified labor and industry related services that have been mounting in the Peruvian underground mining industry since late 2010.  For 2012 the Company anticipates cost pressures to continue; several productivity and cost control initiatives are included in the 2012 operational and capital budgets.

Caylloma District exploration for 2012 includes 24,000 meters of diamond drilling and 3,500 meters of underground drifting.  The program is focused on the evaluation of high-grade silver targets on the 32,000 hectare land package controlled around the mine.  These targets include extensions of bonanza-style mineralization in the Bateas Vein and the northeastern and southwestern extensions of the Animas Vein.

2012 Production Guidance

Mine	Silver (M oz)	Gold (k oz)	Zinc (M lbs)	Lead (M lbs)
Caylloma, Peru	2.0	2.4	21.0	18.0
San Jose, Mexico	1.7	15.0	--	--
Total:	3.7	17.4	21.0	18.0

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2012 forecast silver production of  3.7 million ounces and gold production of 17,400 ounces or 4.6 million Ag Eq ounces plus base metal credits (Ag = US$30/oz, Au = US$1,660/oz; metallurgical recoveries of 88% and 90% for Ag and Au respectively)

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver Mine in southern Peru and the San Jose silver-gold Mine in Mexico.  The Company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI

Investor Relations:

Management Head Office: Carlos Baca - Tel:  +51.1.616.6060, ext. 0

Corporate Office:  Ralph Rushton - Tel:  +1.604.484.4085

Media Contact, North America:

Christina Pagano

Breakstone Group

Phone: 212-213-2851

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Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.